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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 13)*

                         RUSS BERRIE AND COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $0.10 stated value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   782233 10 0
                          ----------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages
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                                      13G

CUSIP No. 782233 10 0                                     Page  2  of  7  Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Russell Berrie
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/ /
                                                                         (b)/ /


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                   11,351,281
 NUMBER OF
  SHARES       -----------------------------------------------------------------
BENEFICIALLY    6  SHARED VOTING POWER
 OWNED BY
   EACH            Not applicable
 REPORTING     -----------------------------------------------------------------
  PERSON
   WITH         7  SOLE DISPOSITIVE POWER

                   11,351,281
               -----------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                   Not applicable
--------------------------------------------------------------------------------
 9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,351,281
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       51.9%
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 7 Pages
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                                  SCHEDULE 13G*


Item 1(a).        Name of Issuer:

                  Russ Berrie and Company, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  111 Bauer Drive
                  Oakland, New Jersey 07436

Item 2(a).        Name of Person Filing:

                  Russell Berrie

Item 2(b).        Address of Principal Business Office, or, if none, Residence:

                  111 Bauer Drive
                  Oakland, New Jersey 07436

Item 2(c).        Citizenship:

                  U.S.A.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $0.10 stated value

Item 2(e).        CUSIP Number:

                  782233 10 0

Item 3. If this Statement is Filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a (certain items):

                  Not applicable

-------------------------------

* This Schedule is being filed pursuant to Section 13(g) of the Securities Exchange Act of 1934; its filing shall not be construed as an admission that the person filing the Schedule is the


                                Page 3 of 7 Pages





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beneficial owner for the purposes of Section 16 of the Securities Exchange Act of 1934 of any of the shares stated in this Schedule to be beneficially owned by such person.


                                Page 4 of 7 Pages





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Item 4.           Ownership:

                  (a)   Amount beneficially owned:

                        11,351,281*

                  (b)   Percent of class:

                        51.9%

                  (c)   Number of shares as to which such person has:

                          (i) sole power to vote or to direct the vote:

                                    11,351,281

                         (ii) shared power to vote or to direct the vote:

                                    Not applicable.

                        (iii) sole power to dispose or to direct the disposition
                              of:

                                    11,351,281

                         (iv) shared power to dispose or to direct the
                              disposition of:

                                    Not applicable.

--------------------------

* Does not include 280,150 shares held beneficially and of record by The Russell Berrie Foundation, of which Mr. Berrie is a trustee.

                  Items 4(c)(i) and 4(c)(iii) include (i) 646,589 shares held of record by Mr. Russell Berrie, (ii) 9,703,542 shares held of record by The Russell Berrie 1991 Trust, of which Mr. Berrie is the grantor possessing the unrestricted power to revoke the trust, a trustee possessing sole voting power and sole dispositive power (as to any transfer other than to Mr. Berrie) with respect to the shares and, until his death, the sole beneficiary, (iii) 595,188 shares held of record by the Russell Berrie 1995 Annuity Trust, of which Mr. Berrie is the grantor possessing the unrestricted power to revoke the trust, a trustee possessing sole voting power and sole


                                Page 5 of 7 Pages





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                  dispositive power (as to any transfer other than to Mr.
                  Berrie) with respect to the shares and, until his death, the sole beneficiary, (iv) 404,812 shares held of record by the Russell Berrie 1996 Annuity Trust, of which Mr. Berrie is the grantor possessing the unrestricted power to revoke the trust, a trustee possessing sole voting power and sole dispositive power (as to any transfer other than to Mr. Berrie) with respect to the shares and, until his death, the sole beneficiary, and (v) 150 shares held of record by Mr. Berrie as custodian for one of his daughters. Also includes 1,000 shares held of record by the Angelica 1992 Trust for the benefit of Mr. Berrie's wife. Mr. Berrie disclaims beneficial ownership of the shares held in the Angelica 1992 Trust.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Myron Rosner may be deemed to be a beneficial owner of certain of the shares set forth in response to Item 4(a).

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  Not applicable


                                Page 6 of 7 Pages





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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           February    , 1997
                                    -------------------------------
                                               (Date)


                                          /s/ Russell Berrie
                                    -------------------------------
                                             (Signature)



                                            Russell Berrie
                                    -------------------------------
                                                (Name)


                                Page 7 of 7 Pages